Semiconductor Manufacturing International Corporation
18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China
Tel: 86-21-5080-2000 Fax: 86-21-5080-2868

SMIC Attains Validated End-User Status from U.S. Government

Shanghai, China, October 22, 2007- Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading foundries in the world today, announced that U.S. export control agencies have named SMIC in their initial list of trusted customers in the “Validated End-User” program (VEU).

Administered by the U.S. Commerce Department, VEU will facilitate U.S. exports to China by removing licensing requirements on approved dual-use equipment and materials to approved facilities in China. SMIC is one of only five companies in the world to receive VEU status.

With a track record of transparent commercial use of U.S.-controlled technology, SMIC now can receive and use approved U.S. equipment and materials without the delays and costs associated with traditional export licensing. Moreover, unlike traditional licensing, this VEU authorization applies across sites (to all facilities included in SMIC’s VEU application, including Cension in Chengdu), extends to all technology nodes included in SMIC’s VEU application, and has no expiration date.

Matthew Szymanski, Vice President for Corporate Relations and Manager of Export Compliance for SMIC, said, “SMIC is happy to be among the first trusted customers in this program. VEU will further enhance our ability to buy leading edge equipment and supplies from the U.S., and advance our technological capabilities. VEU should assist our long-term planning because it removes licensing uncertainties for all facilities that we own or operate, currently including Cension in Chengdu and, we anticipate, WXIC in Wuhan (when it is mature enough to qualify). In the big picture, the VEU program should simplify the sale of U.S. equipment and supplies to China, contributing toward more balanced U.S.-China trade.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

SMIC Press Contact:

Reiko Chang
Corporate Relations
+86 21 5080 2000 ext 10544
E-mail: PR@smics.com

*Information on VEU is available from the following web sites:

http://www.access.gpo.gov/bis/ear/pdf/748.pdf

http://www.bis.doc.gov/usChinaExportRule.htm